EXHIBIT 18






February 1, 1994




Pennsylvania Power Company
1 East Washington Street
P.O. Box 891
New Castle, Pennsylvania  16103


RE:  Form 10-K Report for the Year Ended December 31, 1993


Gentlemen:

This letter is written to meet the requirements of Regulation S-K calling for a letter from a registrant's independent public accountants whenever there has been a change in accounting principle or practice.

As of January 1, 1993, for certain customers, the Company changed from recording sales when billed to these customers based on a monthly meter reading schedule to estimating and accruing the amount of sales associated with service provided after billing through the end of the accounting period. According to management of the Company, this change was made to more closely match the Company's revenues with the services provided to customers. This change in accounting will result in the Company accruing unbilled revenues for all customers at the end of each accounting period.

We are of the opinion that the Company's change in method of accounting is an acceptable alternative method of accounting, which, based upon the reason stated for the change and our discussions with you, is also preferable under the circumstances in this particular case. In arriving at this opinion, we have relied on the business judgment and business planning of your management.


                              Very truly yours,



                              ARTHUR ANDERSEN & CO.



New York, N.Y.